Exhibit 99.6

To Our Shareholders

The first quarter of fiscal year 2012 is highlighted by the presentation and publication of Phase 2 clinical study data with our lead Alzheimer’s disease (AD) drug candidate ELND005 and the preparation for clinical development of our lead diabetes drug candidate TT-401.  Subsequent to quarter end, Transition closed a US$5m private placement which strengthens our financial position.

Pipeline Review

ELND-005 (AZD-103) – Alzheimer’s Disease:
During the first quarter of fiscal 2012, data from the Phase 2 study of ELND005 in mild to moderate AD patients was presented at the International Conference on Alzheimer’s disease (ICAD) and also was published in the Journal, Neurology.  The study data showed that in the pre-specified analyses of mild AD patients, there were encouraging trends on cognition on the co-primary endpoint, NTB, (Neuropsychological Test Battery) where treated patients had 70% less decline than placebo.  The positive NTB trends were observed on both memory and executive function.   Also, a consistent and favorable separation was shown in the efficacy endpoints, ADCS-ADL and CDR-SB, in mild study patients over 18 months.   We are pleased with these favourable efficacy trends in cognition and function, particularly associated with NTB and CDR-SB, two efficacy endpoints that are considered sensitive to detect changes in mild and early AD patients.    The encouraging clinical signals in mild patients in this study are consistent with the general consensus among the AD research community that amyloid targeted drugs have a higher likelihood of success when intervention is initiated earlier in the disease process.

The Phase 2 data also showed significant changes in the levels of beta-amyloid in the cerebrospinal fluid (CSF) suggesting target engagement associated with ELND005 treatment.  Although not statistically significant, decreases in Tau levels observed in the CSF may also be suggestive of neuronal protection.  The data is from a relatively small study but the Phase 2 clinical effects and evidence of changes in AD biomarker activity supported the decision to advance ELND005 to Phase 3 clinical development.   In our view, the Phase 2 data was informative and provided direction for the design of the Phase 3 protocol in selecting the dose, patient population, and potential endpoints.

TT-401 – Next Generation Diabetes Therapy
TT-401 is a Glucagon–Like-Peptide-1 (GLP-1) dual agonist that interacts with the GLP-1 receptor and a second metabolic target.   As approved GLP-1 analogue products are growing quickly to become an important diabetes therapeutic approach, many large pharmaceutical companies are now focused on identifying next generation GLP-1 analogues that can displace current GLP-1 product offerings through improved efficacy, broader therapeutic application or easier delivery (once weekly vs. daily).   This is evidenced through the recent deals announced by Roche, Boehringer Ingelheim and Wyeth.

To date, all the preclinical data compiled supports the potential of TT-401 to be a next-generation diabetes therapy as it is designed to be administered once weekly, control glycemic levels and provide additional benefits such as weight loss.  We have worked diligently to expedite the advancement of this product and are pleased to report that the Phase 1 enabling studies for TT-401 have been completed.  In addition, an Investigational New Drug (IND) application with the US Food and Drug Administration (FDA) has been filed to commence the TT-401 Phase I clinical studies.

TT-301 – Inflammatory Diseases:
The Company continues the clinical development of TT-301, a novel and proprietary small molecule compound targeting the inhibition of inflammatory cytokine production.  This approach of inhibiting cytokines has multiple potential therapeutic applications for both central nervous system (CNS) and peripheral inflammatory indications.  The Phase 1 single ascending dose study of intravenously administered TT-301 has been completed.  This study evaluated the safety, tolerability and pharmacokinetics of TT-301 in healthy volunteers.  The next step in development would be Phase 1 studies of orally administered TT-301 which would provide the basis for future proof of concept studies in arthritis patients.

OUTLOOK

After the quarter end, a US$5 million financing was announced lifting our current cash position to approximately $23 million.  With this strong financial position, the Company will remain firmly focused on the advancement of our pipeline and meeting our near term development milestones. Further, we look to our partner Elan to advance our lead Alzheimer’s disease drug candidate ELND005 into the next stage of clinical development and will also evaluate opportunities to partner the TT-301 program as it moves closer to proof of concept studies.

We appreciate the continued support of shareholders and look forward to updating shareholders on the progress of these programs in the coming year.

Dr. Tony Cruz
Chairman and CEO
Transition Therapeutics Inc.